UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CONVERGEONE HOLDINGS, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

212481 113

(CUSIP Number of Class of Securities)

John A. McKenna, Jr.

President and Chief Executive Officer,

and Chairman of the Board

ConvergeOne Holdings, Inc.

3344 Highway 149

Eagan, MN 55121

(888) 321-6227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mehdi Khodadad, Esq.

John T. McKenna, Esq.

Cooley LLP

3175 Hanover Street

Palo Alto, California 94304

(650) 843-5000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$10,723,500	$1,336

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 8,936,250 warrants to purchase common stock at the tender offer price of $1.20 per warrant.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $124.50 per million dollars of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,336	Filing Party: ConvergeOne Holdings, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: February 26, 2018 and March 23, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 2 (this “Amendment”) hereby amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed by ConvergeOne Holdings, Inc. (the “Company” or “ConvergeOne” or “we”, “us” or “our”) with the Securities and Exchange Commission (the “SEC”) on February 26, 2018, as amended and supplemented by Amendment No. 1 filed by the Company with the SEC on March 23, 2018 (“Amendment No. 1”). The Schedule TO, as amended by Amendment No. 1, relates to ConvergeOne’s offer to purchase for cash up to 8,936,250 of ConvergeOne’s warrants, each to purchase one share of common stock (the “Warrants”), at a price of $1.20 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $10,723,500. The offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase, dated February 26, 2018 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO and which, as amended or supplemented from time to time, together constitute the offer (the “Offer”).

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11, and Item 12 of the Schedule TO, and is supplemented only by those items specifically provided in this Amendment.

This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase and the related Letter of Transmittal, as amended by Amendment No. 1, and as the same may be further amended or supplemented hereafter and filed with the SEC.

Amendment No. 1 to the Offer to Purchase and this Schedule TO were amended by replacing all occurrences of “12:00 a.m., New York City time, at the end of the day on March 23, 2018” and similar references to the expiration date with “5:00 p.m., New York City time, on April 13, 2018”.    This Amendment further amends the Offer to Purchase and this Schedule TO by replacing all occurrences of “12:00 a.m., New York City time, at the end of the day on March 23, 2018” and similar references to the expiration date with “5:00 p.m., New York City time, on April 20, 2018”. On April 13, 2018, the Company issued a press release announcing the extension of the Offer to Purchase. A copy of the press release is filed as Exhibit (a)(5)(C) to this Amendment.

Capitalized terms used and not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

Items 1 through 9 and item 11 are hereby amended and supplemented as follows:

1. The answer under the section “Summary Term Sheet and Questions and Answers—The Offer—Until what time can I withdraw previously tendered Warrants?” on page 3 of the Offer to Purchase is hereby deleted and replaced with the following:

“You may withdraw your tendered Warrants at any time before the Expiration Date. See “The Offer—Section 4. Withdrawal Rights.”

2. “Section 6, Conditions to the Offer” on page 13 of the Offer to Purchase is amended to include a third paragraph stating:

“In addition, a condition to the Offer is that we have concluded that consummation of the Offer will not constitute a “Rule 13e-3 transaction” as such term is defined in Rule 13e-3 under the Exchange Act. The Offer would constitute a Rule 13e-3 transaction if the Offer was reasonably likely to cause the Warrants to be delisted from the Nasdaq Capital Market or deregistered under the Exchange Act. We will not waive this condition.”

2. The penultimate bullet point on page 4 of the Letter of Transmittal, is hereby deleted and replaced with the following:

“to the extent permissible under applicable laws, releases and discharges the Company from any and all claims that the undersigned may have now or in the future arising out of or related to the Warrants tendered hereby, other than payment of the Purchase Price; and”.

3. The seventh and eighth bullet points on page 5 of the Letter of Transmittal, are hereby deleted in their entirety.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release, dated April 13, 2018, titled “ConvergeOne Holdings, Inc. Announces Important Information with Respect to Previously Announced Cash Tender Offer for its Warrants”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2018

ConvergeOne Holdings, Inc.

By:	/S/ JOHN A. MCKENNA, JR.
	Name:	John A. McKenna, Jr.
	Title:	President and Chief Executive Officer